SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

View, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

92671V304

(CUSIP Number)

November 30, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.		Names of Reporting Persons Madrone Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☒ (1)
3.		SEC USE ONLY
4.		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 301,021 Shares (2)
	6.	Shared Voting Power 0 Shares
	7.	Sole Dispositive Power 301,021 Shares (2)
	8.	Shared Dispositive Power 0 Shares
9.		Aggregate Amount Beneficially Owned by Each Reporting Person 301,021 Shares (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions)	☐
11.		Percent of Class Represented by Amount in Row 9 6.9% (3)
12.		Type of Reporting Person (see instructions) PN

(1)	This Schedule 13G is filed by Madrone Partners, L.P. (“Madrone”), Madrone Capital Partners, LLC (“Madrone GP”), Greg Penner (“Penner”), Jameson McJunkin (“McJunkin”) and Thomas Patterson (“Patterson” and, together with the Madrone, Madrone GP, Penner and McJunkin, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)	Includes (i) 17,424 shares of Class A Common Stock issuable upon exercise of warrants held by Madrone that are currently exercisable and (ii) 283,597 shares of Class A Common Stock issuable upon conversion of the principal amount plus additional principal amount representing accrued interest that was elected to be paid in kind by the Issuer of a 6.00% / 9.00% Convertible Senior PIK Toggle Notes due 2027 utilizing a conversion ratio of 15.57632 as of November 1, 2023 as disclosed to the Reporting Persons by the Issuer on November 10, 2023 (the “Notes”) held by Madrone. Madrone GP is the general partner of Madrone. Penner, McJunkin and Patterson are managers of Madrone GP and share voting and dispositive power over the shares held by Madrone.

(3)	This percentage is calculated based on the sum of (i) 4,067,035 shares of Class A Common Stock outstanding as of November 9, 2023, as reported in the Issuer’s Form 10-Q filed on November 14, 2023 with the Securities and Exchange Commission (the “SEC”); (ii) 17,424 shares of Class A Common Stock issuable upon exercise of warrants; and (iii) 283,597 shares of Class A Common Stock issuable upon conversion of the Notes.

1.		Names of Reporting Persons Madrone Capital Partners, LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☒ (1)
3.		SEC USE ONLY
4.		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0 Shares
	6.	Shared Voting Power 301,021 Shares (2)
	7.	Sole Dispositive Power 0 Shares
	8.	Shared Dispositive Power 301,021 Shares (2)
9.		Aggregate Amount Beneficially Owned by Each Reporting Person 301,021 Shares (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions)	☐
11.		Percent of Class Represented by Amount in Row 9 6.9% (3)
12.		Type of Reporting Person (see instructions) OO

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)	Includes (i) 17,424 shares of Class A Common Stock issuable upon exercise of warrants held by Madrone that are currently exercisable; and (ii) 283,597 shares of Class A Common Stock issuable upon conversion of Notes held by Madrone. Madrone GP is the general partner of Madrone. Penner, McJunkin and Patterson are managers of Madrone GP and share voting and dispositive power over the shares held by Madrone.

(3)	This percentage is calculated based on the sum of (i) 4,067,035 shares of Class A Common Stock outstanding as of November 9, 2023, as reported in the Issuer’s Form 10-Q filed on November 14, 2023 with the SEC; (ii) 17,424 shares of Class A Common Stock issuable upon exercise of warrants; and (iii) 283,597 shares of Class A Common Stock issuable upon conversion of the Notes.

1.		Names of Reporting Persons Greg Penner
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☒ (1)
3.		SEC USE ONLY
4.		Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0 Shares
	6.	Shared Voting Power 301,021 Shares (2)
	7.	Sole Dispositive Power 0 Shares
	8.	Shared Dispositive Power 301,021 Shares (2)
9.		Aggregate Amount Beneficially Owned by Each Reporting Person 301,021 Shares (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions)	☐
11.		Percent of Class Represented by Amount in Row 9 6.9% (3)
12.		Type of Reporting Person (see instructions) IN

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)	Includes (i) 17,424 shares of Class A Common Stock issuable upon exercise of warrants held by Madrone that are currently exercisable; and (ii) 283,597 shares of Class A Common Stock issuable upon conversion of Notes held by Madrone. Madrone GP is the general partner of Madrone. Penner, McJunkin and Patterson are managers of Madrone GP and share voting and dispositive power over the shares held by Madrone.

(3)	This percentage is calculated based on the sum of (i) 4,067,035 shares of Class A Common Stock outstanding as of November 9, 2023, as reported in the Issuer’s Form 10-Q filed on November 14, 2023 with the SEC; (ii) 17,424 shares of Class A Common Stock issuable upon exercise of warrants; and (iii) 283,597 shares of Class A Common Stock issuable upon conversion of the Notes.

1.		Names of Reporting Persons Jameson McJunkin
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☒ (1)
3.		SEC USE ONLY
4.		Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0 Shares
	6.	Shared Voting Power 301,021 Shares (2)
	7.	Sole Dispositive Power 0 Shares
	8.	Shared Dispositive Power 301,021 Shares (2)
9.		Aggregate Amount Beneficially Owned by Each Reporting Person 301,021 Shares (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions)	☐
11.		Percent of Class Represented by Amount in Row 9 6.9% (3)
12.		Type of Reporting Person (see instructions) IN

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)	Includes (i) 17,424 shares of Class A Common Stock issuable upon exercise of warrants held by Madrone that are currently exercisable; and (ii) 283,597 shares of Class A Common Stock issuable upon conversion of Notes held by Madrone. Madrone GP is the general partner of Madrone. Penner, McJunkin and Patterson are managers of Madrone GP and share voting and dispositive power over the shares held by Madrone.

(3)	This percentage is calculated based on the sum of (i) 4,067,035 shares of Class A Common Stock outstanding as of November 9, 2023, as reported in the Issuer’s Form 10-Q filed on November 14, 2023 with the SEC; (ii) 17,424 shares of Class A Common Stock issuable upon exercise of warrants; and (iii) 283,597 shares of Class A Common Stock issuable upon conversion of the Notes.

1.		Names of Reporting Persons Thomas Patterson
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☒ (1)
3.		SEC USE ONLY
4.		Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0 Shares
	6.	Shared Voting Power 301,021 Shares (2)
	7.	Sole Dispositive Power 0 Shares
	8.	Shared Dispositive Power 301,021 Shares (2)
9.		Aggregate Amount Beneficially Owned by Each Reporting Person 301.021 Shares (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions)	☐
11.		Percent of Class Represented by Amount in Row 9 6.9% (3)
12.		Type of Reporting Person (see instructions) IN

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)	Includes (i) 17,424 shares of Class A Common Stock issuable upon exercise of warrants held by Madrone that are currently exercisable; and (ii) 283,597 shares of Class A Common Stock issuable upon conversion of Notes held by Madrone. Madrone GP is the general partner of Madrone. Penner, McJunkin and Patterson are managers of Madrone GP and share voting and dispositive power over the shares held by Madrone.

(3)	This percentage is calculated based on the sum of (i) 4,067,035 shares of Class A Common Stock outstanding as of November 9, 2023, as reported in the Issuer’s Form 10-Q filed on November 14, 2023 with the SEC; (ii) 17,424 shares of Class A Common Stock issuable upon exercise of warrants; and (iii) 283,597 shares of Class A Common Stock issuable upon conversion of the Notes.

Introductory Note: This Schedule 13G is filed on behalf of the Reporting Persons, in respect of shares of Class A Common Stock, par value $0.0001 per share (“Class A Common Stock”), of View, Inc.

Item 1(a).	Name of Issuer: View, Inc.
Item 1(b).	Address of Issuer’s Principal Executive Offices: 195 S. Milpitas Blvd., Milpitas, CA 95035
Item 2(a).	Name of Person Filing: Madrone Partners, L.P. (“Madrone”) Madrone Capital Partners, LLC (“Madrone GP”) Greg Penner (“Penner”) Jameson McJunkin (“McJunkin”) Thomas Patterson (“Patterson”)
Item 2(b).	Address of Principal Business Office or, if none, Residence: 1149 Chestnut Street, Suite 200, Menlo Park, CA 94025
Item 2(c).	Citizenship: All entities were organized in Delaware. All individuals are United States citizens.
Item 2(d).	Title of Class of Securities: Class A Common Stock
Item 2(e).	CUSIP Number: 92671V304
Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable
Item 4.	Ownership: The following information is presented as of December 4, 2023.

Fund Entities	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class (2)
Madrone (1)	301,021	301,021	0	301,021	0	301,021	6.9%
Madrone GP (1)	0	0	301,021	0	301,021	301,021	6.9%
Penner (1)	0	0	301,021	0	301,021	301,021	6.9%
McJunkin (1)	0	0	301,021	0	301,021	301,021	6.9%
Patterson (1)	0	0	301,021	0	301,021	301,021	6.9%

(1)	Includes (i) 17,424 shares of Class A Common Stock issuable upon exercise of warrants held by Madrone that are currently exercisable and (ii) 283,597 shares of Class A Common Stock issuable upon conversion of Notes held by Madrone. Madrone GP is the general partner of Madrone. Penner, McJunkin and Patterson are managers of Madrone GP and share voting and dispositive power over the shares held by Madrone.

(2)	This percentage is calculated based on the sum of (i) 4,067,035 shares of Class A Common Stock outstanding as of November 9, 2023, as reported in the Issuer’s Form 10-Q filed on November 14, 2023 with the SEC; (ii) 17,424 shares of Class A Common Stock issuable upon exercise of warrants; and (iii) 283,597 shares of Class A Common Stock issuable upon conversion of the Notes.

Item 5.

Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person Not applicable
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person Not applicable
Item 8.	Identification and Classification of Members of the Group Not applicable
Item 9.	Notice of Dissolution of a Group Not applicable
Item 10.

Certification

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 4, 2023

Madrone Partners, L.P.

By:	Madrone Capital Partners, LLC
its General Partner

By:	/s/ Thomas Patterson
Name: Thomas Patterson
Title: Manager

Madrone Capital Partners, LLC

By:	/s/ Thomas Patterson
Name: Thomas Patterson
Title: Manager

/s/ Greg Penner
Greg Penner

/s/ Thomas Patterson
Thomas Patterson

/s/ Jameson McJunkin
Jameson McJunkin